

March 31, 2011

By U.S. Mail and facsimile to (303) 722 -4011

Mr. Jeffrey G. McGonegal, Chief Financial Officer
Cambridge Holdings, Ltd.
106 S. University Blvd. # 14
Denver, CO   80209

> **Re: Cambridge Holdings, Ltd.**
> **File No. 000-12962**
> **Form 10-K for the year ended June 30, 2010**
> **Form 10-Q for the quarter ended December 30, 2010**

Dear Mr. McGonegal:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief